       UNITED STATES OF AMERICA
               Before the
SECURITIES AND EXCHANGE COMMISSION
_________________________________________

     In the Matter of

NATIONAL FUEL GAS COMPANY	NINTH
NATIONAL FUEL GAS SUPPLY CORPORATION	CERTIFICATE
NATIONAL FUEL RESOURCES, INC.	PURSUANT TO
SENECA RESOURCES CORPORATION	RULE 24
UPSTATE ENERGY INC.
File No. 70-9525 (Public Utility Holding Company Act of 1935)
_________________________________________

        THIS IS TO CERTIFY, pursuant to Rule 24, that certain transactions proposed by National Fuel Gas Company (“National”), and its subsidiary, Seneca Resources Corporation (“Seneca”), in the Application-Declaration on Form U-1, as amended (“Application-Declaration”), in SEC File No. 70-9525, have been carried out in accordance with the terms and conditions of, and for the purposes as represented by, said Application-Declaration, and the Order of the Securities and Exchange Commission (HCAR No. 35-27114 dated December 16, 1999) with respect thereto, as amended.

I.    Name and Purpose of Foreign Energy Affiliates
      Formed Or In Which Interests Were Acquired:

       During the quarter ended June 30, 2002 (“Quarter”), no new “Foreign Energy Affiliates” were acquired. National’s Foreign Energy Affiliates are National Fuel Exploration Corp., a Canadian corporation (“Exploration”), and Player Resources Ltd., a Canadian corporation (“Player”). Exploration’s financial statements represent a consolidation of the financial statements of all the Foreign Energy Affiliates.

II.      Foreign Energy Affiliate Financial Statements:

          The following exhibits are attached to and made a part of this Certificate:

                   Exhibit A - Income Statement of Exploration for the quarter ended June 30, 2002

                   Exhibit B - Balance Sheet of Exploration as of June 30, 2002

III.      Description of Specific Activities:

           During the Quarter, Exploration and Player continued to operate their oil and gas exploration and production businesses in Canada.

IV.      Percentage of Revenues Attributable to the Sale of Energy Commodities in Canada:

           During the Quarter, Exploration’s Canadian oil sales represented approximately 32.02% of the total revenues generated by Seneca (on a consolidated basis, net of hedging) from the sale of oil.

           During the Quarter, Exploration’s Canadian natural gas sales represented approximately 13.61% of the total revenues generated by Seneca (on a consolidated basis, net of hedging) from the sale of natural gas.

           IN WITNESS WHEREOF, the undersigned companies have caused this Certificate to be executed as of this 14th day of August, 2002.

NATIONAL FUEL GAS COMPANY
By: /s/ P. C. Ackerman
P. C. Ackerman
Chairman, President & CEO

SENECA RESOURCES CORPORATION
By: /s/ J. A. Beck
J. A. Beck
President